UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 15, 2007

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 5.02. DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

d). On February 15, 2007, the Board of Directors (the "Board") of Irwin Financial Corporation (the "Corporation") elected Dayton H. Molendorp as a director of the Corporation. There is no arrangement or understanding between Mr. Molendorp and any person pursuant to which he was selected as a director. Mr. Molendorp has been named to the Board's Risk Management Committee and will serve on the Board's Executive Committee, which is composed of all non-employee directors. There are no transactions that are required to be disclosed under Item 404(a) of Regulation S-K for Mr. Molendorp.

Mr. Molendorp is entitled to receive a director retainer fee of $55,000 per year, $25,000 of which is paid in the form of restricted stock (issued under the Corporation's 2001 Stock Plan), and $30,000 of which is payable at his election in cash, stock options (under the 2001 Stock Plan), or restricted stock (under the Corporation's 1999 Outside Director Restricted Stock Compensation Plan). The retainer fee will be prorated for 2007. Mr. Molendorp will be entitled to receive $1,250 per meeting for attendance at meetings of the Board and $1,000 per meeting for attendance at meetings of the Risk Management Committee.

A copy of the press release dated February 15, 2007 announcing the appointment of Mr. Molendorp to the Corporation's Board is attached as Exhibit 99.1 to this Report on Form 8-K.

ITEM 5.03. AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR.

On February 15, 2007, the Board of Directors approved an amendment to Article 3 (Shares), Section 3.04 (Certificates for Shares) of the Corporation's Code of By-Laws. The amendment added a second paragraph to existing Section 3.04 to confirm that all shares of the Corporation may be recorded in book-entry form on the Direct Registration System operated by the Depository Trust & Clearing Corporation or such other direct registration or book-entry system as may be available in the future. The Direct Registration System enables an investor to register and transfer securities without the issuance of physical securities certificates. The New York Stock Exchange has imposed a requirement for Direct Registration System eligibility that will become effective for the Corporation in 2008. Prior to the amendment, Section 3.04 of the Code of By-Laws referred only to the issuance of shares by certificates.

The full text of Section 3.04 is included in Exhibit 3.1 attached hereto and incorporated by reference herein.

ITEM 8.01. OTHER EVENTS.

On February 15, 2007, the Corporation announced its 2007 first quarter dividends for the Corporation's common and preferred stock as described in the press release attached as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

d.) Exhibits

Exhibit No.	Description
3.1	Text of Amendments to the Corporation's Code of By-Laws
99.1	Press Release dated February 15, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: February 22, 2007   By: /s/ Gregory F. Ehlinger

                                      GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Text of Amendments to the Corporation's Code of By-Laws
99.1	Press Release dated February 15, 2007

Exhibit 3.1

Section 3.04 of the Irwin Financial Corporation By-laws was amended by adding the 2nd paragraph stated below:

3.04. Certificates for Shares. Each Shareholder of the Corporation shall be entitled to a certificate, signed by the President or a Vice-President, and the Secretary or an Assistant Secretary of the Corporation stating the name of the registered holder, the number of Shares represented thereby and the kind and class thereof, the par value of each Share or a statement that such Shares have no par value, and whether such Shares have been fully paid and are nonassessable. If such certificate is countersigned by the written signature of a registrar other than the Corporation or its employee, the signatures of the transfer agent and the officers of the Corporation may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of its issue. Such certificates shall be in such form as the Board of Directors may, from time to time, by resolution approve.

Notwithstanding the foregoing, any shares of the Corporation of any class or series may be issued without a certificate, if so authorized or directed by the Board of Directors, or if requested by a shareholder and authorized by the Secretary. The Secretary shall ensure that records of issuance of all uncertificated shares and the transfer, exchange, conversion, surrender or redemption thereof, shall be maintained at all times by the duly appointed transfer agent or agents of the Corporation, through a direct registration system or other book-entry record keeping system as the Secretary may approve. Any direction of the Board of Directors that any shares of any class or series shall be issued in uncertificated form shall not affect shares already represented by certificates until they are surrendered to the Corporation.

Exhibit 99.1

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications: 812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
ADDITION TO BOARD OF DIRECTORS
AND FIRST QUARTER DIVIDENDS

(Columbus, IN, February 15, 2007) Irwin Financial Corporation (NYSE: IFC) today announced the election of Dayton H. Molendorp to its Board of Directors and the declaration by the Board of preferred and common stock dividends.

Mr. Molendorp, 59, is the president and CEO of OneAmerica Financial Partners, Inc., headquartered in Indianapolis, IN, a nationwide network of companies offering retirement plans, products and services; individual life insurance and annuities; long-term care solutions; and employee benefits.

Mr. Molendorp has more than 32 years of experience in the insurance and financial services industry. After graduating from Westmar College (LeMars, IA) with a B.S. in mathematics and business administration, he spent four years in the U.S. Air Force. His professional career began as an agent with Mutual Security Life in Fort Wayne, IN. In 1987, he joined American United Life Insurance Company® (AUL), a OneAmerica company. He successfully led the affiliation between Indianapolis-based insurers AUL and The State Life Insurance Company, which became a wholly owned subsidiary of OneAmerica at the end of 2004, the same year he was named President and CEO.

He is a member of the Society of Financial Service Professionals, the National Association of Insurance and Financial Advisors and the General Agents and Managers Association.

Mr. Molendorp is actively involved in his community as he is currently on the Board of Directors for the Boys and Girls Club of Indianapolis; Skyline Club Board of Governors; Indiana Chamber of Commerce, Life Insurance and Market Research Association and Central Indiana Corporate Partnership. Additionally, he is a member of the National Campaign Advisory Commission for Anderson University.

Will Miller, Chairman and CEO said, "Irwin Financial is very pleased to welcome Dayton to our Board of Directors. His business acumen, experience, expertise in risk management, and broad knowledge of the financial services industry will enhance our Board. Our current directors and senior management team are looking forward to working with him."

Mr. Molendorp was elected to the Board of Directors at the meeting on February 15, 2007 and replaces Tim Solso who stepped down at the end of 2006. The addition of Mr. Molendorp to the Board of Directors brings the total number of directors to ten.

Additionally, the Corporation announced common and preferred stock dividends. The common stock dividend of $0.12 per share is to be paid on March 30, to all shareholders of record on March 16, 2007. The dividend rate is a $0.01 per share or a 9 percent increase as compared with the dividend paid in the same quarter a year earlier. The preferred stock dividend at an annualized rate of 8.615 percent is payable on March 30, with a record date of March 15, 2007.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.